2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Restaurant Brands International (QSR)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the Interest of public disclosure and consideration of these important issues.

Restaurant Brands International (QSR)
Vote Yes: Item #5 – Shareholder Proposal to Restaurant Brands
International On comprehensive policy on sustainable packaging

Annual Meeting: June 10, 2020

CONTACT: Conrad MacKerron | mack@asyousow.org

THE RESOLUTION

The proposal asks RBI to develop environmental leadership commitments on plastic pollution and recycling through a comprehensive policy on sustainable packaging. Proponent asks the company to evaluate and report on policies and metrics relative to the company’s performance, such as: recycled content and container recovery goals and metrics, ensuring that cups collected are actually recycled, eliminating non-recyclables such as plastic straws and polystyrene foam, and plans to recycle or compost packaging waste at the company’s restaurants.

SUMMARY

•	RBI brands like Burger King and Tim Hortons have helped to foster a wasteful “to go” disposable packaging culture, contributing to plastic pollution of land and water, which has become an urgent environmental issue.

•	Fast food plastic straws, cups, and lids are prevalent in street and marine litter. Tim Hortons was cited as second largest plastic polluter in Canada in a 2018 Greenpeace Canada beach cleanup brand audit.

2020 Proxy Memo Restaurant Brands International | Shareholder Proposal to Restaurant Brands International on comprehensive policy on sustainable packaging

•	Plastic packaging such as straws and beverage containers are a prime component of ocean gyre pollution, which threatens marine animals and potentially, human health. An estimated 4 million to 12 million tons of plastics are dumped in oceans annually and oceans may contain more plastic than fish by weight by 2050.[1]

•	Burger King and Tim Hortons have made progress over the last year but still lack some important elements in a comprehensive packaging sustainability policy:

--The company says it is committed to move from single use beverage cups to reusable/refillable alternatives with a decade-long marketing effort to support transition to reusables. However, the commitment is vague, with no specifics as to resources or timelines for achieving incremental goals, and 10 years is too long for such a transition.

--It set a goal to provide on-site recycling of packaging at all U.S. and Canadian Burger King and Tim Hortons restaurants by 2025. This is a good start, but competitor McDonald’s has promised to do this globally by the same date.

--The company lacks a commitment to use of recycled fiber in its hot beverage cups when competitor Starbucks has been using recycled fiber in its cups for more than a decade.

•	In 2019, this proposal was voted on and received the support of 22% of shares voted, representing a market value of $7.4 billion.

WHY THIS IS IMPORTANT

Plastics pollute the marine environment

Management has not explicitly acknowledged growing evidence that plastic packaging and straws contribute significantly to pollution of the world’s oceans, which clogs waterways, damages marine ecosystems, and impairs the marine food web. Management needs to recognize that its packaging creates significant global pollution problems downstream and that its cups found on beaches creates brand risk.

Huge gyres of swirling plastic particles have been identified in five ocean areas (North and South Pacific, North and South Atlantic, Indian). Researchers estimate that 150 million tons of plastics circulate in the gyres, spread across about 16 million square kilometers of ocean surface—about the size of the U.S. and Australia combined.

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1 Jambeck et al, Plastic waste inputs from land into the ocean, Science 13 February 2015 http://science.sciencemag.org/content/347/6223/768, and Ellen MacArthur Foundation, January 2016, The New Plastics Economy: Rethinking the Future of Plastics, http://www.ellenmacarthurfoundation.org/publications/the-new-plastics-economy-rethinking-the-future-of-plastics

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2020 Proxy Memo Restaurant Brands International | Shareholder Proposal to Restaurant Brands International on comprehensive policy on sustainable packaging

The U.S. Environmental Protection Agency says degraded plastics in these ocean gyres pose threats to marine animals,2 and potentially to human health.3 Food and beverage packaging and containers like those used by RBI’s brands are among the top 5 items found on beaches and coastlines4.

A recent study published in Science concluded the oceans are loading with plastics far faster than previously thought, with 8 million tons—equivalent to one garbage truck every minute—being added annually. At that rate, without significant mitigation, by 2050 plastic could exceed fish by weight. A recent Ocean Conservancy report concludes that poorly designed waste management systems, not just beach litter, sewage, or blowing plastic, contribute substantially to ocean plastic, particularly in developing markets.5

An assessment of marine debris by a panel of the Global Environment Facility of the UN Environment Program concluded that an underlying cause of debris entering oceans is unsustainable production and consumption patterns including "design and marketing of products internationally without appropriate regard to their environmental fate or ability to be recycled in the locations where sold...”6

Valuing Plastics: The Business Case for Measuring, Managing and Disclosing Plastic Use in the Consumer Goods Industry, a 2014 UN Environment Program report estimated the natural capital cost of plastic use in the consumer goods sector each year at $75 billion, about $13 billion, of which is due to damage to marine ecosystems.7

COMPANY ACTIONS

Burger King and Tim Hortons have made progress over the last year, starting to replace plastic straws and to phase out polystyrene foam food and beverage containers. However, it still lacks some important elements in a comprehensive packaging sustainability policy:

The company says it is committed to move from single use beverage cups to reusable/refillable alternatives with a decade-long marketing effort to support transition to reusables. The company actually started providing reusable cups in 1978 but there is no evidence that over this 42-year time span there was a focused attempt to drive transition away from single use to reusable cups. The current commitment is vague, with no specifics as to resources or timelines for achieving incremental goals, and 10 years is too long for such a transition given the scope and size of the plastic pollution crisis.

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2 http://water.epa.gov/type/oceb/marinedebris/md_impacts.cfm

3 http://www.epa.gov/region9/marine-debris/faq.html

4 http://www.oceanconservancy.org/our-work/marine-debris/check-out-our-latest-trash.html

5 Ocean Conservancy, 2015, Stemming the Tide: Land based strategies for a plastic-free ocean, http://www.oceanconservancy.org/our-work/marine-debris/mckinsey-report-files/full-report-stemming-the.pdf

6 Scientific and Technical Advisory Panel, Marine Debris as a Global Environmental Problem: Introducing a solutions-based framework focused on plastic, November 2011, p.3.

http://www.thegef.org/gef/sites/thegef.org/files/publication/STAP%20MarineDebris%20-%20website.pdf

7 UNEP, 2014, Valuing Plastics: The Business Case for Measuring, Managing and Disclosing Plastic Use in the Consumer Goods Industry http://www.unep.org/pdf/ValuingPlastic

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2020 Proxy Memo Restaurant Brands International | Shareholder Proposal to Restaurant Brands International on comprehensive policy on sustainable packaging

The company set a goal to provide on-site recycling of packaging at all U.S. and Canadian Burger King and Tim Hortons restaurants by 2025. This is laudable and a good first step, but with a commitment to only two markets, it still lags behind competitor McDonald’s, which has promised to do this globally by the same date. Burger King has operations in 91 countries; Hortons has operations in 14 countries.

The company lacks a commitment to use of recycled fiber in its hot beverage cups. It has a qualified, mixed goal of sourcing of fiber-based packaging from certified or recycled sources, meaning it could choose to use little to no recycled content. There should be a clear commitment to a specific amount of recycled content. Competitor Starbucks has been using recycled fiber in its cups since 2006.

CONCLUSION

Vote “Yes” on this Shareholder Proposal to develop environmental leadership commitments on plastic pollution and recycling through a comprehensive policy on sustainable packaging.

•	Alarming data indicates that plastic swept into oceans from food and beverage products like RBI brand packaging could exceed the level of fish by weight by 2050.

•	Continued use of single use plastic packaging means branded containers found floating in rivers or on beaches have the potential to create brand risk, as well as contributing to environmental risks.

•	The company has taken some laudable actions in the last year as noted above, but the policy is still incomplete, especially for a focused program to transition from single use to reusable containers and use of recycled content.

•	Shareholders and the company would benefit from the report requested by the proposal. The report would demonstrate that board and management has studied the environmental and brand risk posed by plastic packaging waste and developed a comprehensive strategy to deal with it.

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For questions, please contact Conrad MacKerron, As You Sow, mack@asyousow.org

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